SEALSQ CORP

Avenue Louis-Casai 58

Contrin

Switzerland

1216

September 20, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Bradley Ecker and Mr. Evan Ewing Division of International Corporate Finance

Re:	SEALSQ Corp Pre-Effective Amendment No. 4 to Registration Statement on Form F-1 (Registration No. 333-278685)

De	ar Mr. Ecker and Mr. Ewing:

SEALSQ Corp hereby requests that the effectiveness of the Pre-Effective Amendment No. 4 to Registration Statement on Form F-1 (Registration No. 333-278685) to be accelerated to 9:00 A.M. on Tuesday, September 24, 2024, or as soon thereafter as possible.

Please call us at 011-41-22-594-3000 or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 if you have any questions.

Very truly yours,

SEALSQ Corp

By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

cc: Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)